UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 32833 / September 26, 2017

In the Matter of	:
	:
American Century International Bond Funds	:
American Century Strategic Asset Allocations, Inc.	:
American Century Investment Management, Inc.	:
American Century Investment Services, Inc.	:
	:
4500 Main Street	:
Kansas City, Missouri 64111	:
(812-14754)	:
	:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B) AND (C) OF THE ACT,
UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN EXEMPTION FROM
SECTIONS 17(a)(1) AND (2) OF THE ACT

American Century International Bond Funds, American Century Strategic Asset Allocations,
Inc., American Century Investment Management, Inc. and American Century Investment
Services, Inc. filed an application on March 7, 2017, and an amendment to the application on
August 4, 2017, requesting an order under section 12(d)(1)(J) of the Investment Company Act
of 1940 (the "Act") granting an exemption from sections 12(d)(1)(A), (B) and (C) of the Act,
and under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and
(2) of the Act. The order would permit certain registered open-end management investment
companies that operate as "funds of funds" to acquire shares of certain registered open-end
management investment companies, registered closed-end management investment companies,
"business development companies" as defined by section 2(a)(48) of the Act, and registered
unit investment trusts that are within or outside the same group of investment companies as the
acquiring investment companies.

On August 31, 2017, a notice of the filing of the application was issued (Investment Company
Act Release No. 32805). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in and consistent
with the public interest and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1) (A), (B), and (C) of the Act, and under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) of the Act by American Century International Bond Funds, et al. (File No. 812-14754), is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary